April 28, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Melissa Gilmore
Kevin Woody

Re:        nLIGHT, Inc.
Form 10-K for the fiscal year ended December 31, 2025
File No. 001-38462

Dear Ms. Gilmore and Mr. Woody:

We are writing to respond to the comments raised in the letter to nLIGHT, Inc. (the “Company”), dated April 20, 2026, from the staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025. For ease of reference in this letter, the Staff’s comment appears in bold directly above the Company’s response.

Form 10-K for the fiscal year ended December 31, 2025
Notes to Consolidated Financial Statements
Note 18 - Segment Information, page 62

1. You disclose that your CODM uses revenue, gross profit, and gross margin to evaluate segment performance. Please revise in future filings to clarify which of the disclosed metrics constitute the CODM’s primary measure of segment profit or loss.

Response:

We respectfully acknowledge the Staff’s comment, and in response to the Staff’s comment, we will revise the disclosure in our next 10-Q to clarify that gross profit is the primary measure of segment profit or loss as follows:

Segment Financial Data
Our Chief Executive Officer serves as the chief operating decision maker (CODM) and is responsible for reviewing segment performance and making decisions regarding resource allocation. Our CODM uses revenue, gross profit, and gross margin to evaluate each segment's performance by comparing the metrics to historical results and previously forecasted financial information. Segment gross profit is the primary measure of segment profit or loss, and cost of revenue is the only significant expense category, and therefore we have no other segment items. In addition, our CODM does not evaluate operating segments using asset or liability information.

2. We note that in your table of selected financial data by business segment, you have a column titled “Corporate and Other” and that this column consists of general and administrative overhead costs and unallocated expenses related to stock-based compensation and purchased intangible amortization, which are not used in evaluating the results of, or in the allocation of resources to, your reportable segments. As this amount appears to represent the reconciling items between the total of the gross margin segment measures and your consolidated gross margin, rather than revenue/expenses related to other segments, it should not be given prominence as a separate column, but instead should be reflected as a reconciling item in a reconciliation which totals the segment profitability measures and reconciles to consolidated income before income taxes. Refer to the guidance in ASC 280-10-50-30. Please revise your disclosure in future filings.

Response:

We respectfully acknowledge the Staff’s comment and, in response to the Staff’s comment, we will revise the table of segment financial data in our next 10-Q based on the guidance in ASC 280-10-50-30 as follows:

3. Please more fully explain to us how you believe you have complied with the requirements to disclose significant expenses and other segment items required by ASC
280-10-50-26A and 26B or explain how you intend to revise your disclosures in future filings to comply with this guidance. If you have no significant expense categories, please tell us where and how you explain the nature of the expense information the
CODM uses to manage operations as required by ASC 280-10-50-26C or explain how you intend to revise your disclosures in future filings to comply with this guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, we will revise the disclosure in our next 10-Q to comply with the requirements of ASC 280-10-50-26C, which will state that cost of sales is the only significant expense category and we have no other segment items, as noted above in our response to comment #1.

* * *
If the Staff has any further questions or comments concerning the Company’s response, please do not hesitate to contact me at joe.corso@nlight.net.

Sincerely,

NLIGHT, INC.

/s/ Joseph Corso
Joseph Corso
Chief Financial Officer

cc:    Scott Keeney, President and Chief Executive Officer, nLIGHT, Inc.
James Nias, Chief Accounting Officer, nLIGHT, Inc.
Julie Dimmick, General Counsel, nLIGHT, Inc.
Patrick J. Schultheis and Victor Nilsson, Wilson Sonsini Goodrich & Rosati, Professional     Corporation
Ryan Marquez, KPMG LLP